UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                             to                              .

Commission file number 1-39628

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROG Holdings Employee Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROG Holdings, Inc.
256 West Data Drive
Draper, UT 84020

PROG Holdings Employee Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plan Committee, Plan Administrator, and
Plan Participants of the PROG Holdings Employee Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the PROG Holdings Employee Retirement Plan (the Plan), as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the schedule of delinquent participant contributions for the year ended December 31, 2025, and the schedule of assets (held at end of year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CARR, RIGGS & INGRAM, L.L.C.

We have served as the Plan's auditor since 2025.

Atlanta, Georgia
June 25, 2026

PROG Holdings Employee Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments at Fair Value	$84,380,743	$68,565,542

Receivables:
Participant Receivables	2,013	—
Employer Receivables	141,499	127,959
Notes Receivable from Participants	1,136,583	907,753
Total Receivables	1,280,095	1,035,712

Net Assets Available for Benefits	$85,660,838	$69,601,254

See accompanying notes to the financial statements.

PROG Holdings Employee Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2025	2024
Additions:
Investment Income:
Net Appreciation in Fair Value of Investments	$9,206,458	$6,740,532
Interest and Dividend Income	2,637,892	1,885,236
Total Investment Income	11,844,350	8,625,768

Interest Income on Notes Receivable from Participants	89,065	57,511

Contributions:
Employer	3,453,402	3,263,161
Participants	7,088,798	6,663,213
Rollovers	828,374	1,447,975
Total Contributions	11,370,574	11,374,349

Total Additions	23,303,989	20,057,628

Deductions:
Benefits Paid to Participants	7,202,639	10,324,278
Administrative Expenses	41,766	94,365
Total Deductions	7,244,405	10,418,643

Net Increase	16,059,584	9,638,985

Net Assets Available for Benefits:
Beginning of Year	69,601,254	59,962,269
End of Year	$85,660,838	$69,601,254

See accompanying notes to the financial statements.

PROG Holdings Employee Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
1. Description of the Plan
The following description of the PROG Holdings Employee Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan may be found in the Plan document, which is available to all participants upon request.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and covers substantially all employees of PROG Holdings, Inc. (the "Company" or "PROG Holdings") and its subsidiaries. The Plan is administered by the Employee Benefits Committee (the "Committee") appointed by the Compensation Committee of the Board of Directors of PROG Holdings.
Prior to July 22, 2024, the trustee of the Plan was Charles Schwab & Co., Inc., with Milliman, Inc. serving as the recordkeeper. On July 22, 2024, the Plan engaged Fidelity Management Trust Company to serve as the trustee for the Plan, with Fidelity Workplace Services, LLC as the recordkeeper. The transition of trustee and recordkeeping services did not result in any interruption of participant transactions or access to account balances, and all Plan assets were transferred in full to the new trustee.
Eligibility
Employees are eligible to participate in the Plan on the first day of the month following 30 days of employment, as defined in the Plan document.
Contributions
Participation in the Plan is voluntary. Participants may elect to make before-tax, Roth and/or after-tax contributions up to 75% of their annual compensation, as defined in the Plan document, in the form of a salary deferral, pursuant to Section 401(k) of the Internal Revenue Code (the "Code") and subject to the limitations contained therein. The aforementioned before-tax and Roth participant contributions were generally limited to a combined annual limit of $23,500 and $23,000 in 2025 and 2024, respectively. Catch up contributions are allowed in accordance with Plan provisions. After 90 days of service, the Company provides a safe harbor match equal to 100% of the first 3% and 50% of the next 2% of the elective before-tax and/or Roth deferral of annual compensation that a participant contributes to the Plan. Participants may also contribute ("rollover") amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts
Individual accounts are maintained for each participant. Participants direct their contributions and the Company's safe harbor matching contributions into various investment options offered by the Plan and can change their options on a daily basis, subject to certain insider trading rules with respect to investments into and out of the PROG Holdings, Inc. Common Stock Fund. Each participant's account is credited with the participant contributions, rollovers, the Company contributions, earnings and losses on the investments in their accounts and charged with specific transaction fees and allocated certain administrative and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their contributions and earnings thereon.
Notes Receivable from Participants
Participants may borrow from their account balances in accordance with Plan provisions. Loan amounts are limited to the lesser of $50,000 (reduced by the highest outstanding loan balance during the preceding twelve months) or 50% of the participant's vested account balance, with a minimum loan amount of $1,000. Loans generally must be repaid through payroll deductions over a period ranging from 12 to 60 months, or 15 years if used for the purchase of a principal residence. Loans bear interest at a rate equal to the Prime Rate plus 1% at origination. Participants are limited to one loan outstanding at any time. Loans are secured by the participant's account balance. Interest rates on outstanding loans as of December 31, 2025 and 2024 ranged from 4.25% to 9.50%. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. Loans from merged plans are carried at the terms and conditions established by the predecessor plans.
Payment of Benefits
Upon termination of employment, retirement, death, or disability, a participant (or beneficiary) is entitled to receive the vested portion of the participant's account balance in accordance with the Plan. Distributions may be made in a lump sum, in installments over a specified period, or through a direct rollover to an eligible retirement plan or individual retirement account, as elected by the participant (or beneficiary). Distribution of account balances may be deferred subject to applicable regulatory requirements; however, the Plan may require distributions of small balances, including automatic rollovers to an individual retirement account, in accordance with Plan provisions.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate financial need and who meet one of the specific circumstances defined in the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and before requesting a hardship withdrawal, all requirements must be met in order for a request to be approved. The Plan is subject to required minimum distribution rules under the Code.

PROG Holdings, Inc. Common Stock Fund
The Plan invests in common stock of the Company through its Common Stock Fund. The Common Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Common Stock Fund are reinvested in Company common stock.
Effective December 1, 2025, the Plan was amended to limit participant investment in Employer Stock. Participant investment elections into Employer Stock are limited to 10% of contributions, and exchanges of existing account balances into Employer Stock are also limited to 10%. Exchanges are not permitted if a participant's existing Employer Stock balance exceeds 10% of total account balance. Existing investment elections in place prior to the amendment remain unchanged until modified by the participant.
Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to their account. Participants also have the opportunity to direct the trustee whether they wish to participate in a tender or exchange offer.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants would become fully vested. The Plan's assets would be distributable to the participants in accordance with the respective values of their accounts.
Reclassification
Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. The reclassification relates to dividend income, which was previously included in Net Appreciation in Fair Value of Investments and is now presented within Interest and Dividend Income. This reclassification had no impact on total investment income or net assets available for benefits for the year ended December 31, 2024.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Management of the Company determines the Plan's valuation policies utilizing information provided by the investment advisors and trustee. Refer to Note 3 for further discussion of fair value measurements.
Purchases and sales of common stock are recorded on a trade-date basis. Interest income is recorded when received. Dividends on common stock are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is received. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant's loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefit payments are recorded when paid.
Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from the financial statements. The Company does not expect to be reimbursed by the Plan for payment of these expenses. Additional administrative and recordkeeping fees are paid by the Plan, to service providers of the Plan, which qualify as party-in-interest transactions. Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant's account and are included in administrative expenses on the statements of changes in net assets available for benefits. Investment related expenses are included in net change in fair value of investments on the statements of changes in net assets available for benefits. Some of the investment funds provide for a revenue sharing arrangement with the Plan in which fund expenses are credited to the Plan to pay for certain administrative expenses, such as record keeping and investment advisory fees.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•    quoted prices for similar assets and liabilities in active markets
•    quoted prices for identical or similar assets or liabilities in markets that are not active
•    observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•    inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity).
Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following tables set forth by level, within the fair value hierarchy, the Plan's assets carried at fair value.

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Mutual Funds	$81,132,650	$—	$—	$81,132,650
Common Stock Fund	592,533	—	—	592,533
Money Market Deposit Account	2,655,560	—	—	2,655,560
Total Investments at Fair Value	$84,380,743	$—	$—	$84,380,743

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual Funds	$65,900,963	$—	$—	$65,900,963
Common Stock Fund	800,029	—	—	800,029
Money Market Deposit Account	1,864,550	—	—	1,864,550
Total Investments at Fair Value	$68,565,542	$—	$—	$68,565,542

Investments in mutual funds, common stock and the money market deposit account are stated at quoted market prices for the identical security in an active market (Level 1).

4. Tax Status
Effective July 22, 2024, the Plan adopted a non-standardized pre-approved plan sponsored by Fidelity Management & Research Company, LLC. The non-standardized pre-approved plan sponsor received an opinion letter from the IRS dated June 30, 2020, stating that the pre-approved plan and related trust are designed in accordance with the applicable requirements of the Code. The pre-approved plan has been amended since receiving the opinion letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for federal income tax has been recorded.
United States generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Transactions With Parties-in-Interest
The Plan's investments in the Vanguard Mutual Fund Accounts and Money Market Deposit Accounts are managed by the Vanguard Group, which is a beneficial owner of greater than 5% of the Company's common stock. The Plan also has investments in Fidelity Mutual Fund Accounts that are managed by Fidelity Management & Research Company, which is an affiliate of the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules of ERISA pursuant to statutory exemptions and applicable regulations.
The Plan held 20,092 and 18,931 shares of the Company's common stock valued at $592,533 and $800,029 at December 31, 2025 and 2024, respectively.
6. Risks and Uncertainties
The Plan invests in various investment securities, including the Company's common stock. Investment securities are exposed to various risks, such as interest rate, currency, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Market risks include United States and global events which could impact the value of Plan investments. Such events would include healthcare crises, international conflicts, supply chain disruptions, global monetary policy decisions, significant exogenous economic influences, elevated rates of inflation or interest for extended periods, significant cybersecurity attacks, etc.

7. Subsequent Events
In connection with the Company's acquisition of P-Squared, LLC and its subsidiaries ("Purchasing Power") on January 2, 2026, the Plan received rollover contributions totaling $11.9 million during March 2026, subsequent to the December 31, 2025 plan year-end. These rollovers consisted of $11.6 million in traditional (pre-tax) rollover contributions and $0.3 million in Roth rollover contributions from Purchasing Power employees who became eligible participants in the Plan.
Management has evaluated subsequent events through June 25, 2026 and has determined that, other than the matter described above, no additional events have occurred that would require recognition or disclosure in the financial statements.

PROG Holdings Employee Retirement Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
EIN #85-2484385 Plan #001
For the Year Ended December 31, 2025

Participant Contributions Transferred Late to Plan		Totals that Constitute Nonexempt Prohibited Transactions
Year	Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP(1)	Contributions Pending Correction in VFCP(1)	Total Fully Corrected Under VFCP(1) and PTE(2) 2002-51
2025	x	$—	$2,013	$—	$—
1 Voluntary Fiduciary Correction Program
2 Prohibited Transaction Exemption

PROG Holdings Employee Retirement Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN #85-2484385 Plan #001
As of December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	PROG Holdings, Inc. Common Stock Fund	Common Stock	$592,533
	Allspring Special Mid Cap VAL FD R6	Mutual Fund	761,820
	Federated Instl High Yield Bold Instl	Mutual Fund	430,023
*	Fidelity Government Cash Reserves Fund	Mutual Fund	1,170
*	Fidelity International Growth	Mutual Fund	642,713
*	Fidelity Small Cap Growth	Mutual Fund	763,511
*	Fidelity US Bond Index	Mutual Fund	3,766,702
*	Fidelity 500 Index	Mutual Fund	16,796,586
*	Fidelity Mid Cap Index	Mutual Fund	3,254,455
*	Fidelity Small Cap Index	Mutual Fund	3,428,182
*	Fidelity International Index	Mutual Fund	5,800,053
	Principal Mid Cap Fund R6	Mutual Fund	919,137
	GQC Partners Emerging Markets Equity Fund R6	Mutual Fund	1,285,765
	JP Morgan Large Cap Growth R6	Mutual Fund	4,182,506
	PIMCO Int'l Bond US Dollar Hedge Inst	Mutual Fund	353,825
	Putnam Large Cap Value Fund R6	Mutual Fund	2,719,174
	Putnam International Value Fund	Mutual Fund	854,487
	Undiscovered MGRS Behavioral VAL R6	Mutual Fund	356,656
*	Vanguard Target Retirement 2070 Inv	Mutual Fund	6,992
*	Vanguard Target Retirement 2065 Inv	Mutual Fund	577,016
*	Vanguard Target Retirement 2060 Inv	Mutual Fund	2,666,947
*	Vanguard Target Retirement 2055 Inv	Mutual Fund	4,934,620
*	Vanguard Target Retirement 2050 Inv	Mutual Fund	8,337,575
*	Vanguard Target Retirement 2045 Inv	Mutual Fund	5,398,047
*	Vanguard Target Retirement 2040 Inv	Mutual Fund	5,364,689
*	Vanguard Target Retirement 2035 Inv	Mutual Fund	3,085,252
*	Vanguard Target Retirement 2030 Inv	Mutual Fund	3,258,281
*	Vanguard Target Retirement 2025 Inv	Mutual Fund	372,533
*	Vanguard Target Retirement 2020 Inv	Mutual Fund	466,483
*	Vanguard Target Retirement Income Inv	Mutual Fund	347,450
*	Vanguard Fed Money Market Fund Invest Share	Money Market Deposit Account	2,655,560
*	Participant loans	Interest rates ranged from 4.25% to 9.50%	1,136,583
			$85,517,326
*    Indicates a Party-in-Interest to the Plan
Note:    Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROG Holdings
Employee Retirement Plan

Date:	June 25, 2026	/s/ Brian Garner
Name: Brian Garner
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Carr, Riggs & Ingram, LLC